UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 9, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES RESULTS OF ITS ANNUAL GENERAL SHAREHOLDERS’ MEETING

Moscow, Russia — June 9, 2011 –  Mechel OAO (NYSE: MTL), one of the leading
Russian mining and steel companies, announces that Annual General Shareholders’
Meeting was held on June 6, 2011.
The following key resolutions were adopted by shareholders at the meeting:
• To approve the Company’s Annual Report for 2010.
• To approve the Company’s Annual Financial Statements inclusive of the Income
Statement (Profit and Loss Accounts) for 2010.
• To pay dividends of 8.73 rubles per one ordinary share (about $0.32*) and a dividend of 26.21 rubles per one preferred share (approximately $0.95*).
• To allocate 2010 profit at a sum of 42,928,913,531.54** rubles
($1,550,636,760.79*) as follows: - dividend payment of placed Company’s ordinary shares – 3,634,043,603.85 rubles (about $131,265,413.89 *)
- dividend payment of placed Company’s privileged shares- 3,636,818,742.15 rubles (about $131,365,654.75 *)
- the 35,658,051,185.54-ruble ($1,288,005,692.15*) profit balance should remain not distributed.
• To elect the following people to Mechel’s Board of Directors:
1. Igor Zyuzin;
2. Yevgeny Mikhel;
3. Valentin Proskurnya;
4. Roger Ian Gale;
5. Arthur David Johnson;
6. Vladimir Gusev;
7. Alexander Yevtushenko;
8. Igor Kozhukhovsky;
9. Seraphim Kolpakov.
• To elect the following people to Mechel OAO’s audit committee:
1. Yelena Pavlovskaya-Mokhnatkina;
2. Natalya Mikhailova;
3. Lyudmila Radishevskaya.
• To appoint Energy Consulting/Audit ZAO as the auditor of Mechel OAO (Moscow).
• To approve the revised Charter of the Company.
• To approve the revised Bylaw on the Collective Executive Body (the Management
Board) of the Company.
• To approve the revised Bylaw on the Board of Directors of the Company.
• To approve the revised Bylaw on the Sole Executive Body (the general director)
of the Company.
The Company’s shareholders also approved several related-party transactions.
The first transaction is related to the possibility of entering by Mechel OAO into the suretyship agreements under which Mechel OAO becomes bound towards the banks for the fulfillment of the companies of the same group of persons to which
Mechel OAO belongs of their obligations under the credit facilities. The maximum amount of the suretyship in respect of each borrower shall not exceed
90,000,000,000 rubles (US $3,250,893,092.57 *) or the equivalent of this amount in the foreign currency calculated on the basis of the applicable exchange rate of the Central Bank of the Russian Federation at the date of the transaction.
The second transaction is related to the execution by Mechel OAO of the suretyship agreement under which the latter becomes bound towards
TransCreditBank OAO for the fulfillment of Southern Kuzbass Coal Company OAO obligations under the credit facility. In accordance with the transaction provisions the maximum amount of the facility shall not exceed 6,189,000,000 rubles (US $223,553,081.67 *), the maturity period of the facility is five years.
The third transaction is related to the entering by Mechel OAO into the guarantee agreement under which Mechel OAO acts as a guarantor, Mechel-Steel OOO or Mechel OAO’s another affiliate acts as a borrower and Psarko Investments
Limited (Cyprus) acts as a creditor. The subject matter of the guarantee agreement: providing guarantee in favor of the creditor, under which Mechel OAO is bound towards the creditor for the fulfillment by the borrower of its obligations under the sale-purchase agreement of 1,999 ordinary class-A shares worth 1 euro each of Daveze Limited (Cyprus). The secured obligations include the obligations of the borrower arising from the sale purchase agreement including full and timely payment for the company’s shares for the amount not exceeding  US $537,000,000, equaling to 14,866,683,900 rubles*, as well as payment of the penalties and agreed and liquidated damages payable for non-fulfillment or non-timely fulfillment by the borrower of its obligations.
* According to the Russian Central Bank exchange rate of 27.6847 RUR/US $ as of
June 9, 2011.
** Profit is shown according to the results of 2010 fiscal year based on the data of Mechel OAO’s unconsolidated accounting report prepared in compliance with Russian Accounting Standards (RAS).
***
Mechel OAO
Ekaterina Videman
Phone: + 7 495 221-88-88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: June 9, 2011	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO